                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            ARV ASSISTED LIVING, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    00204C107
                                 (CUSIP Number)

                                Gary L. Davidson
                               59 Hillsdale Drive
                             Newport Beach, CA 92660
                                 (714) 759-8272

                                 with a copy to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6237

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 9, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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

CUSIP No. 00204C107                   13D

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        GARY L. DAVIDSON

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

NUMBER OF             7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                       959,826

OWNED BY
EACH                  8.     SHARED VOTING POWER
REPORTING
PERSON                                0
WITH
                      9.     SOLE DISPOSITIVE POWER

                                   959,826

                      10.    SHARED DISPOSITIVE POWER

                                      0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        959,826

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [ ]

        N/A

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

CUSIP No. 00204C107                 13D


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK BELIEVED OUTSTANDING ON DECEMBER 8, 1997

14.     TYPE OF PERSON REPORTING*

        IN






















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



CUSIP No. 00204C107                 13D


1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        DAVIDSON FAMILY PARTNERSHIP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

NUMBER OF             7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                      593,029
OWNED BY
EACH                  8.     SHARED VOTING POWER
REPORTING
PERSON                              0
WITH
                      9.     SOLE DISPOSITIVE POWER

                                  593,029

                      10.    SHARED DISPOSITIVE POWER

                                    0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        593,029

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            [  ]
        N/A






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CUSIP No. 00204C107                 13D


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.7%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK BELIEVED OUTSTANDING ON DECEMBER 8, 1997.

14.     TYPE OF PERSON REPORTING*

        PN

CUSIP No. 00204C107                 13D


1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        GARY L. DAVIDSON FUNDED REVOCABLE LIVING TRUST

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

NUMBER OF             7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                      333,102
OWNED BY
EACH                  8.     SHARED VOTING POWER
REPORTING
PERSON                               0
WITH
                      9.     SOLE DISPOSITIVE POWER

                                  333,102

                      10.    SHARED DISPOSITIE POWER

                                    0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        333,102

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [  ]
        N/A






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



CUSIP No. 00204C107                 13D



13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.1%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK BELIEVED OUTSTANDING ON DECEMBER 8, 1997.

14.     TYPE OF PERSON REPORTING*

        OO






















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                            ARV ASSISTED LIVING, INC.
                                  Common Stock

                                  SCHEDULE 13D

               This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed with the Commission on July 23, 1997 by Gary L. Davidson, the Davidson Family Partnership, a California general partnership, the Gary L. Davidson Funded Revocable Living Trust and certain other filing parties set forth therein (the "Prior Filing"), as previously amended.

Item 4.        Purpose of Transaction.

               Item 4 as previously filed is amended to add information as follows:

               Gary Davidson, on behalf of the filing parties, joined in a request made by Emeritus Corporation ("Emeritus") that ARV Assisted Living ("ARV") call a special meeting of its stockholders to approve and adopt an Agreement and Plan of Merger among ARV, Emeritus and an Emeritus subsidiary. By joining in the request for a meeting Mr. Davidson did not agree to vote in favor of the proposal made by Emeritus, but advised Emeritus he was joining in the meeting request only to be sure that the ARV stockholders are given a chance to consider the Emeritus proposal.

               The filing parties believe that $17.50 per share, in cash, is an attractive price under current conditions. The Emeritus proposal, which is subject to numerous conditions including financing, is not attractive to the filing parties because of such conditions and contingencies which the filing parties believe are unlikely to be met. The filing parties do not intend to vote for the Emeritus nominees at ARV's annual meeting or to vote in favor of the merger proposed by Emeritus, based upon the present terms of the Emeritus proposal.

               The filing parties would be willing to sell shares of ARV common stock at prices deemed attractive. Mr. Davidson presently intends to exercise his options for ARV common stock.

Item 5.        Interest in Securities of the Issuer.

               Item 5 as previously filed is amended to add information as follows:

               (a) The Reporting Persons beneficially own securities of the Company as follows: Gary L. Davidson beneficially owns 959,826 shares (or approximately 6.1% of the outstanding shares as of December 8, 1997), of which 33,695 shares may be acquired pursuant to the exercise of vested options; the Davidson Family Partnership beneficially owns 593,029 shares (or approximately 3.7% of the outstanding shares as of December 8, 1997); the Gary L. Davidson Funded Revocable Living Trust beneficially owns 333,102 shares (or approximately 2.1% of the outstanding shares as of December 8, 1997); excluded from the foregoing are 9,423 Shares beneficially owned by Gary L. Davidson and held of record by the ARV ESOP Plan as of December 8, 1997.





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               (b) The Reporting Persons have the following voting power and dispositive power with respect to their shares listed in Section 5(a):

               (i)   sole power to vote or to direct the vote

               Gary L. Davidson                           959,826 Shares
               Davidson Family Partnership                593,029 Shares
               Gary L. Davidson Funded Revocable
                 Living Trust                             333,102 Shares

               (ii)  shared power to vote or to direct the vote

               Gary L. Davidson:                                0 Shares
               Davidson Family Partnership                      0 Shares
               Gary L. Davidson Funded
                 Revocable Living Trust                         0 Shares

               (iii) sole power to dispose or to direct the disposition of

               Gary L. Davidson                           959,826 Shares
               Davidson Family Partnership                593,029 Shares
               Gary L. Davidson Funded
                 Revocable Living Trust                   333,102 Shares

               (iv)  shared power to dispose or to direct the disposition of

               Gary L. Davidson                                 0 Shares
               Davidson Family Partnership                      0 Shares
               Gary L. Davidson Funded                          0 Shares
                 Revocable Living Trust

               (c) None of the Reporting Persons have acquired or sold any shares of Common Stock of the Company during the past sixty days. The Gary L. Davidson Funded Revocable Living Trust donated 10,000 shares to a church on December 31, 1997.

               (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 as previously filed is amended to incorporate the language added by this Amendment to Item 4.






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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 13, 1998


                                    /s/ GARY L. DAVIDSON
                                    ----------------------------------------

                                    Gary L. Davidson


                                    DAVIDSON FAMILY PARTNERSHIP


                                    By:
                                              /s/ GARY L. DAVIDSON
                                            --------------------------------
                                            Name: Gary L. Davidson
                                            Title: Partner


                                    GARY L. DAVIDSON FUNDED REVOCABLE
                                    LIVING TRUST


                                    By:
                                             /s/ GARY L. DAVIDSON
                                            --------------------------------
                                            Name: Gary L. Davidson
                                            Title: Trustee








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